

January 31, 2014

Robert B. Barnhill, Jr.
Chairman, President and Chief Executive Officer
TESSCO Technologies Incorporated
11126 McCormick Road
Hunt Valley, Maryland 21031

     Re: TESSCO Technologies Incorporated
             Amendment No. 1 to Form 10-K for the Fiscal Year Ended March 31, 2013
             Filed May 31, 2013
             File No. 001-33938

Dear Mr. Barnhill:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended March 31, 2013

Item 1. Business, page 3

Products and Services, page 5

1.   We note your disclosure that revenues from sales of products purchased from your top ten vendors accounted for 42% of total revenues in fiscal 2013, and that sales of products you purchased from Otter Products, LLC generated approximately 9% of total revenues. We further note your disclosure on page 6 that you agreed with Otter on "new terms for [y]our business relationship" in January 2013. In your response letter and in future filings, please expand your disclosure concerning your agreements with Otter and other significant suppliers to describe all material terms of these agreements. For example, indicate the scope, duration, termination provisions, and any intellectual property indemnification provisions of your agreements. Also, please identify the supplier you mention on page 5 which represented 11% of non-AT&T sales during fiscal 2013.

Item 8. Financial Statements

Note 2. Summary of Significant Accounting Policies, Vendor Programs, page 50

2.   You disclose that you record funds received from vendors for price protection, product rebates and marketing/promotion as revenue, cost of goods sold or selling, general and administrative expenses. Please explain to us the nature of the items that you classify as revenue, how you applied FASB ASC 605-50-45-12 through 45-15, and the amount of such revenue recognized in the periods presented.

Item 9A. Controls and Procedures, page 75

3.   You disclose that your principal executive and financial officer evaluated your system of disclosure controls and procedures as of the end of the period covered by your annual report and concluded that the *system* is effective. In future filings please revise so that you disclose the conclusions of your principal executive and principal financial officer(s) regarding whether or not your *disclosure controls and procedures* are or are not effective as of the end of the period covered by the report as required by Item 307 of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dennis Hult, Staff Accountant, at (202) 511-3618 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Ted Moskovitz at (202) 551-3689 or Mary Beth Breslin at (202) 551-3625 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant